August 8, 2012

Mr. Rufus Decker
Accounting Branch Chief
United States Securities and Exchange Commission
Washington, D.C. 20549

Re:	FutureFuel Corp. Form 10-K for the Year Ended December 31, 2011 Filed March 15, 2012 Form 10-Q for the Period Ended March 31, 2012 Filed May 9, 2012 File No. 1-35103

Dear Mr. Decker:

Receipt of your letter dated July 25, 2012 regarded the above-referenced filings is hereby acknowledged.  The following is FutureFuel Corp.’s (the “Company”) responses to the 13 comments contained in your letter.  Your comments are set forth in bold and italics and our responses follow.

Form 10-K for the Year Ended December 31, 2011

Other Federal Incentives, page 6

1.
We note your disclosure on page 6 that the tax credit you utilized in 2011 will not be available in 2012.  In future filings, please discuss how the unavailability of the tax credit impacts your business and financial condition.

In future filings, we will discuss how the unavailability of the tax credit impacts our business and financial condition.

Customers and Markets, page 9

2.
We note your disclosure in the last paragraph that one of your customers represented approximately 46% of your biofuels revenues (and 21% of total revenues).  You state your belief that the loss of the customer would not have a material adverse impact on the biofuels segment.  However, since this customer also represents 21% of your total revenues, please tell us whether the loss of the customer would have a material adverse impact on your company as a whole.  See Item 101(c)(1)(vii) of Regulation S-K.

We do not believe that the loss of the customer would have a material adverse impact on our company as a whole.  In future filings, that sentence in our Form 10-K will be revised as indicated in italics below (unless facts change to make such a statement incorrect).

We do not believe that the loss of this customer would have a material adverse effect on our biofuels segment or on us as a whole in that: (i) unlike our custom manufacturing products, biodiesel is a commodity with a large potential customer base; (ii) we believe that we could readily sell our biodiesel to other customers in that current customer demand for our biodiesel exceeds our production capacity; and (iii) the prices we receive from this customer are based upon then-market rates.

FutureFuel Corp.
8235 Forsyth Blvd., 4th Floor, Clayton, Missouri 63105

Direct Line: (314) 854-8520	Fax: (314) 889-9603	e-mail: dhommert@apexoil.com

United States Securities and Exchange Commission
August 8, 2012

Competition, page 10

3.	In future filings, please disclose your principal methods of competition. See Item 101(c)(1)(x) of Regulation S-K.

In future filings, we will disclose our principal methods of competition in accordance with Item 101(c)(1)(x) of Regulation S-K.

Risk Factors, page 17

We are reliant upon two customers for a substantial amount of our chemical . . . , page 19

4.
We note your disclosure in the fifth paragraph on page 12 that Proctor & Gamble has recently stated its intention to decrease the amounts of bleach activator it purchases from you.  In future filings, please revise your risk factor disclosure to include this information and update the disclosure accordingly as you obtain more details regarding the amount by which the company will decrease its orders.  In this regard, we note your disclosure on page 13 in the Form 10-Q for the fiscal quarter ended March 31, 2012 in which you indicated that sales of the bleach activator during the quarter declined by 19%.

Our risk factor disclosure will be revised as follows for our Form 10-Q for the quarter ended June 30, 2012 (and thereafter updated as we obtain more details regarding the amount by which Procter & Gamble will decrease its orders).  The changes to our prior disclosure are in italics.

We are reliant upon two customers for a substantial amount of our chemical segment sales.

All sales of the bleach activator are made to The Procter & Gamble Company and all sales of a proprietary herbicide and certain other intermediates used in the production of this herbicide are made to Arysta LifeScience North America Corporation.  These two customers represented approximately 35% of our revenues for the year ended December 31, 2011.  The loss of these two companies as customers would have a material adverse effect on us.

In the second quarter of 2011, we received notification from The Procter & Gamble Company stating their intention to reduce the quantities of the bleach activator they purchase beginning as soon as possible from the date of such notice.  The amount of such decrease was not stated.  Revenues from the bleach activator increased 18% for the three months ended June 30, 2012 compared to the three months ended June 30, 2011, but decreased 3% for the six months ended June 30, 2012 compared to the six months ended June 30, 2011.  We continue to work collaboratively with The Procter & Gamble Company to assess their future demand, which demand may continue to decline.

United States Securities and Exchange Commission
August 8, 2012

Management’s Discussion and Analysis of Financial Condition and Results. . . page 21

Results of Operations, page 34

Fiscal Year Ended December 31, 2011 Compared to Fiscal Year Ended . . ., page 36

5.           You indicate that Adjusted EBITDA allows your chief operating decision maker to assess the performance of your business on a consolidated basis, to assess the ability of our operating segments to produce operating cash flow to fund working capital needs, to fund capital expenditures, and to pay dividends.  Based on your disclosures, it appears that you may also be using Adjusted EBITDA as a Non-GAAP liquidity measure.  Please clarify for us if you are using Adjusted EBITDA as both a liquidity measure and a performance measure.  If so, please also provide a reconciliation of Adjusted EBITDA to cash flows from operations.  Please show us supplementally what your revised disclosures will look like, if applicable.  See Item 10(e) of Regulation S-K.

We use adjusted EBITDA as both a liquidity measure and a performance measure.  Our disclosure in our Form 10-Q for the quarter ended June 30, 2012 will be as follows.  The changes to our prior disclosure are in italics.

We use adjusted EBITDA as a key operating metric to measure both performance and liquidity.  Adjusted EBITDA is a non-GAAP financial measure.  Adjusted EBITDA is not a substitute for operating income, net income, or cash flow from operating activities (each as determined in accordance with GAAP) as a measure of performance or liquidity.  Adjusted EBITDA has limitations as an analytical tool, and should not be considered in isolation or as a substitute for analysis of results as reported under GAAP.  We define adjusted EBITDA as net income before interest, income taxes, depreciation, and amortization expenses, excluding, when applicable, non-cash stock-based compensation expenses, public offering expenses, acquisition-related transaction costs, purchase accounting adjustments, losses on disposal of property and equipment, gains or losses on derivative instruments, and other non-operating income or expenses.  Information relating to adjusted EBITDA is provided so that investors have the same data that we employ in assessing the overall operation and liquidity of our business.  Our calculation of adjusted EBITDA may be different from similarly titled measures used by other companies; therefore, the results of our calculation are not necessarily comparable to the results of other companies.

Adjusted EBITDA allows our chief operating decision makers to assess the performance and liquidity of our business on a consolidated basis to assess the ability of our operating segments to produce operating cash flow to fund working capital needs, to fund capital expenditures, and to pay dividends.  In particular, our management believes that adjusted EBITDA permits a comparative assessment of our operating performance and our liquidity, relative to a performance and liquidity based on GAAP results, while isolating the effects of depreciation and amortization, which may vary among our operating segments without any correlation to their underlying operating performance, and of non-cash stock-based compensation expense, which is a non-cash expense that varies widely among similar companies, and gains and losses on derivative instruments, whose immediate recognition can cause net income to be volatile from period to period due to the timing of the valuation change in the derivative instruments relative to the sale of biofuel.

United States Securities and Exchange Commission
August 8, 2012

The following table reconciles adjusted EBITDA with net income, the most directly comparable GAAP performance financial measure.

(Dollars in thousands)

	Three Months Ended June 30, 2012	Three Months Ended June 30, 2011
Adjusted EBITDA	$5,940	$13,173
Depreciation and amortization	(2,594)	(1,973)
Non-cash stock-based compensation	(259)	(502)
Interest and dividend income	1,147	811
Interest expense	(9)	(36)
Loss on disposal of property and equipment	(44)	(21)
Gains on derivative instruments	8,625	1,957
Other income, net	(116)	(37)
Income tax expense	(4,217)	(4,933)
Net income	$8,473	$8,439

The following table reconciles adjusted EBITDA with cash flows from operations, the most directly comparable GAAP liquidity financial measure.

United States Securities and Exchange Commission
August 8, 2012

(Dollars in thousands)

	Six Months Ended June 30, 2012	Six Months Ended June 30, 2011
Adjusted EBITDA	$22,524	$22,053
(Benefit from) provision for deferred income taxes	(1,495)	478
Interest and dividend income	2,287	1,587
Income tax expense	(9,083)	(6,169)
Gains (losses) on derivative instruments	5,219	(1,793)
Changes in fair value of derivative instruments and marketable securities	745	984
Changes in operating assets and liabilities, net	23,196	17,608
Other	(3)	47
Net cash provided by operating activities	$43,390	$34,795

Other Matters, page 42

6.
You disclose that you do not believe that the general contractor’s default had or his counterclaim against you will have a material adverse effect on you or your financial condition.  In future filings, please revise your discussion to address the expected effect on your results of operations and cash flows, as well.

In future filings, we will revise our discussion to address the expected effect on our results of operations and cash flows, as well.  Our Form 10-Q for the quarter ended June 30, 2012 will include the following discussion, and subsequent filings will be updated for additional facts.  The changes to our prior disclosure are in italics.

We entered into an agreement with a customer to construct at a fixed price a processing plant and produce a certain chemical for the customer.  We engaged a third party to act as general contractor on the construction of this plant for a guaranteed price.  That general contractor defaulted on its obligations under its contract with us and abandoned the project.  The general contractor’s default did not have a material adverse effect on us or our financial condition, results of operations, or cash flows.  As a result of the contractor’s default, we undertook the general contractor role ourselves.  We also filed suit against our former contractor to recoup any damages that we incurred as a result of his default.  The former contractor counterclaimed against us for amounts he asserted were due him under our contract with him.  The trial was conducted on this matter and the jury determined that we were not the breaching party under the contract but rather the general contractor was the breaching party and that the general contractor did not substantially complete his obligations under the contract.  The jury did however award the contractor certain amounts that the jury determined we owed him under the contract for services rendered through the date of breach.  Upon our motion, the court reduced the amount awarded by the jury.  Such amount does not have a material adverse effect on our overall financial condition, results of operations, or cash flows.  Both we and the contractor appealed certain rulings made in the course of this case and those appeals are pending.  We do not believe that the effect of these appeals will have a material adverse effect on our overall financial condition, results of operations, or cash flows.

United States Securities and Exchange Commission
August 8, 2012

7.
With regards to your trade association matter, you indicate that at this time, you are unable to determine what effect the trade association’s counterclaim will have on you or your financial condition.  In future filings, please revise your discussion to address the expected effect on your results of operations and cash flows, as well.  Please also tell us and disclose the amounts of the damages sought by the trade association.  If there is at least a reasonable possibility that a loss exceeding amounts already recognized may have been incurred, please either disclose an estimate (or, if true, state that the estimate is immaterial in lieu of providing quantified amounts) of the additional loss or range of loss, or state that such an estimate cannot be made.  Please show us supplementally what your revised disclosures will look like in future filings.

On July 31, 2012, we entered into a settlement agreement with the trade association to settle this litigation.  Under the agreement, we will pay the trade association $250,000 in exchange for which, among other things, we will have continued access to the Health Effects Data.  Our Form 10-Q for the quarter ended June 30, 2012 will include the following discussion.  The changes to our prior disclosure are in italics.

We entered into an agreement with a biodiesel trade association to pay certain fees and dues to the association in order to obtain access and registration to the association’s compiled biodiesel health effects data (or HED) required by the United States Environmental Protection Agency (or USEPA) for biodiesel manufacturers.  Manufacturers of biodiesel who pay their fair share of costs for the HED can have access to and obtain registration with the USEPA.  We brought suit against the trade association for rescission of the agreement for various reasons including, among other things, that we have already paid our fair share of costs for the data to the trade association, and that the fees and dues structure of the trade association were overly excessive, against public policy, and restrained competition.  The trade association counterclaimed against us for collection of fees and dues allegedly owed by us to it through 2015, plus attorneys fees and court costs.  In the alternative, the trade association sought a declaration that we are not entitled to use the HED.  This case has been settled and, as part of the settlement, the trade association agreed that we have continued access to the HED.  This settlement did not have a material adverse effect on us or on our financial condition, results of operation, or cash flows.

United States Securities and Exchange Commission
August 8, 2012

Executive Compensation, page 78

Compensation Discussion and Analysis, page 78

8.
In future filings, please provide a more comprehensive discussion of your compensation program as required under Item 402 of Regulation S-K.  Please refer to and comply with Item 402(b)(1)(i)-(ii), (iv)-(vi) of Regulation S-K in future filings.

In future filings, we will provide a more comprehensive discussion of our compensation program as required under Item 402 of Regulation S-K, and we will refer to and comply with Item 402(b)(1)(i)-(ii), (iv)-(vi) of Regulation S-K in future filings.

Cash Salaries and Bonus, page 79

9.
In future filings, please explain how you determined the amounts of the bonuses distributed to Messrs. Dortch, Baker and Schmitt for 2011, specifying the portion distributed from the bonus pool separately from any additional bonus amounts awarded to them as salaried employees.

In future filings, we will explain how we determined the amounts of the bonuses distributed to Messrs. Dortch, Baker, and Schmitt for 2011, specifying the portion distributed from the bonus pool separately from any additional bonus amounts awarded to them as salaried employees.

Omnibus Incentive Plan, page 79

10.
We note your disclosure on page 80 that you may award stock options upon the achievement of performance goals.  In future filings, please explain the basis upon which you awarded the stock options to your executive officers (i.e. whether performance-based or discretionary grant).  To the extent that the stock options were awarded based upon achievement of performance goals, please disclose the target performance and the actual performance achieved.

In future filings, we will explain the basis upon which we awarded the stock options to our executive officers (i.e., whether performance-based or discretionary grant).  To the extent that the stock options were awarded based upon achievement of performance goals, we will disclose the target performance and the actual performance achieved.  Please be advised that all stock options awarded in 2011 were discretionary grants and not performance-based.

Signatures

11.
In future filings, please provide a second set of appropriate signatures, as the Form 10-K must be signed by persons on behalf of the registrant and in their respective capacities.  Please also provide signatures for your principal accounting officer and/or controller.  Please refer to General Instruction D(2) of Form 10-K.

In future filings, we will provide a second set of appropriate signatures.  We will also provide signatures for our principal accounting officer and/or controller.

United States Securities and Exchange Commission
August 8, 2012

Form 10-Q for the Period Ended March 31, 2012

General

12.	Please address the above comments in your interim filings as well, as applicable.

We will address the above comments in our interim filings, as applicable.

Exhibits 31(a) and 31(b)

13.
In paragraph four of your certification, you have only referenced the definition of disclosure controls and procedures.  In future filings, please revise paragraph four of your certification to also reference internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)).  Please show us supplementally what your revised disclosures will look like in future filings.

In future filings, we will revise paragraph four of our certification to also reference internal control over financial reporting (as defined in Exchange Act Rules 13a 15(f) and 15d-15(f)).  The following is our revised disclosure in paragraph four for future filings.  The changes from our prior filings are in italics.

4.
The registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a)
Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b)
Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under my supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c)
Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d)
Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter that has materially affected, or is reasonably likely to materially effect, the registrant’s internal control over financial reporting.

United States Securities and Exchange Commission
August 8, 2012

The Company hereby acknowledges:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings with the United States Securities and Exchange Commission;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding anything set forth above, please do not hesitate to contact the undersigned.

Sincerely,

/s/ Douglas D. Hommert

Douglas D. Hommert,
Executive Vice President